November 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street., N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Dorie Yale, Staff Attorney

Re:	McGraw Conglomerate Corporation Offering Statement on Form 1-A File No. 024-10657

REQUEST FOR INPUT, INCLUDING WHETHER ACCELERATION OF EFFECTIVENESS POSSIBLE

Dear Ms. Hayes:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, McGraw Conglomerate Corporation (the “Registrant”) has filed on Form 1-A (File No. 024-10657), as amended (the “Offering Statement”), pursuant to Rule 461 pro-mulgated under the Securities Act of 1933 (as amended). As you know, this Form 1-A was filed some 11 months ago. And yesterday, as Registrant’s Attorney of Record for this filing, I advised you yesterday via email that the efforts to get FINRA-cleared had been painfully slow, more than a month.

After yesterday’s exchange, Peter DiChiara (counsel for Alexander Capital, the best efforts selling agent for Registrant) advised Registrant that the 2nd FINRA reviewer for this offering will be back in the office Monday and we can expect that review (and presumably clearance as to the offering’s brokerage compensation) Monday, perhaps Tuesday. Because we wish to avoid any unnecessary Amendments, we will not be so filing at least until we get either clearance or comments from FINRA early next week.

In that context, especially since we do not feel that these modest edits are material in character and we were planning to file as part of the 424(b) Offering Circular (not a separate Amendment), Mr. DiChiara suggested that we formally file as Correspon-dence on EDGAR the 3 pages affected by the single SEC comment (as well as the lone outstanding SEC comment).

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Assuming we are cleared by FINRA early next week as expected (among other reasons because the 1st reviewer has no further comments), we have these three questions:

(1)	Are you satisfied with these proposed edits to the Offering Circular?
(2)	Do you have any objection to our including such changes as part of the finalized 424(b) Offering Circular, an Amendment not required?
(3)	Upon learning that FINRA has “cleared” the offering, may we then file Reg-istrant’s Request for Acceleration Letter seeking a date of ‘33 Act effectiveness 24 or 48 hours later?

Please advise upon receipt and review of this communication, whether via email or a phone call.

FYI, these materials are being filed as Correspondence on EDGAR.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

Enclosures:

1.	Draft edits responsive to sole SEC comment
2.	Copy of SEC Comment dated November 22, 2017

1333 Sprucewood Deerfield, IL 60015	Phone: 847.948.5431	page 2
randy@securitiescounselors.net	Fax 484-450-5130

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

1

Table of Contents

The Company is a developmental stage company—i.e., a start-up without current revenue or operations. There currently is no market for our securities and a public market may never develop or, if any market does develop, it may not be sustained. Very specifically, our common stock is not traded on any exchange or on the over-the-counter market at the time of this Offering. There can be no assurance that our common stock will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop. The proceeds from this Offering will employed as outlined in "Use of Proceeds" and "Description of Business"--specifically subject to the due diligence review and negotiating a definitive acquisition agreement to these enumerated contemplated acquisitions: ADR Custom Builders and C&C Kolorpatch, (currently the subject of Letters of Intent) as well as TCM Corporation and Midnight Entertainment, Inc. Note specifically that the proceeds of this Offering will be applied (and limited to) these specifically enumerated four companies. the

	Price to the Public	Underwriting Discount and Commissions	Proceeds to Issuer (2)(3)(4)	Proceeds to Other Persons
Per Share (3)	$ 6.00	(1)	$ 6.00	(4)
Total Minimum: Not Applicable	N/A	N/A	N/A	N/A
Total Maximum:	$15,000,000	(1)	$15,000,000	(4)

(1) The Company's common stock (the "Shares) is being offered on a "best-efforts" basis through broker-dealers who are registered with the Financial Industry Regulatory Authority ("FINRA"). As of the date of this Offering Circular, selling agreements had been entered into by us with at least one broker-dealer firm, Alexander Capital LLC. Selling commissions of from 2%-8% of the Offering Price may be paid to broker-dealers who are members of FINRA with respect to sales of Shares made by them and compensation, if permitted under applicable state law, may be paid to consultants and finders in connection with the offering of Shares. We may be required to indemnify participating broker-dealers and possibly other parties with respect to disclosures made in the Offering Circular. We reserve the right to enter into posting agreements with equity crowdfunding firms in connection with this Offering, for which we may pay fees and issue warrants as compensation.

(2) The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, referral fees, selling and other costs incurred in the Offering of the Shares. See "Use of Proceeds" and "Plan of Distribution."

cause the loss of the investment into those sectors. To reduce that potential risk, and to tap into pre-existing expertise, the Company will typically enter into joint ventures and/or purchase agreements with time tables for acquisition, only with established firms whose senior management and/or ownership have agreed to long-term employment contracts with the Company. It is possible (as a result of these recent preliminary activities -- and potential future projects and joint ventures) that the Company's management will be required to manage larger business operations than historically has been the case. It is possible that the Company will fail at its attempts to effectively implement the organizational and operational systems necessary for optimal management integration of its expanded activities, which could cause a loss of the investor's money.

14

Table of Contents

(6) ACQUISITIONS FUNDED THROUGH THIS OFFERING IS LIMITED TO THE FOUR SPECIFICALLY ENUMERATED COMPNIES DESCRIBED IN THIS OFFERING CIRCULAR. ~~FUTURE~~ ACQUISITIONS IN THE FUTURES MUST BE FUNDED BY MEANS OTHER THAN THE PROCEEDS OF THIS OFFERIG. IF, POST-OFFERING, FUTURE ACQUISITIONS, ARE PURSUED WITHOUT THOROUGH DUE DILIGENCE, ~~MAY RESULT IN~~ FINANCIAL LOSSES MAY RESULT AND ~~THAT~~ THEREBY DEPLETE THE WORKING CAPITAL TO THE POINT THAT THE COMPANY CANNOT RECOVER AND SUBSEQUENTLY CAUSE INVESTORS TO LOSE THEIR INVESTMENT. The only acquisitions that may be made with proceeds of this Offering are limited to the four specific companies discussed in this Offering Circular. Very specifically, management does not have discretion to pursue companies different from those four enumerated companies if the source of such funding is the proceeds of this Offering.

Formatted: Font: Not Bold

In the future, t~~T~~o expand its market and diversify its business mix, the Company's business strategy includes growth through acquisitions and joint ventures. Any such future acquisition(s) may only occur from sources other than proceeds of this Offering. In that context, i~~I~~f there are no future acquisitions, ~~if there are~~if future acquisitions ~~that~~ are consummated on terms unfavorable to the Company or if any newly acquired companies are unsuccessfully integrated into the Company's operations, the investor could lose all of their money. As the Company may use equity or incur long-term indebtedness or a combination thereof for all or a portion of the consideration to be paid in conjunction with any future expansion, acquisitions or joint ventures, the Company could lose its ability to continue operations and the investor could lose their investment money. Moreover, any acquisition (even those specifically discussed in "Use of Proceeds" and "Description of Business) is subject to full due diligence review before the acquisition process reaches its final stages such that a definitive acquisition agreement on mutually agreeable terms can be finalized. Accordingly, the contemplated acquisition(s), individually and collectively, may or may not happen and may entail a greater effort, time and expense. Very specifically, m~~M~~anagement does ~~has the~~ not have discretion to pursue alternative companies ~~(albeit not likely industries)~~ than those currently envisioned as of the date of this Offering Circular.

additional 180 days. If all of the Shares offered by us are purchased, the gross proceeds to us will be $15,000,000.

33

Table of Contents

The proceeds to the Company from the sale of the shares of common stock (the "Shares") offered hereby (before associated organization and offering expenses) are estimated to be approximately $15,000,000 if the maximum Offering is achieved (See "Capitalization" below). The following illustrates the Company's estimated application of proceeds (% in parentheses). As a point of comparison, we have added a column assuming a relatively nominal $499,998 (83,333 Shares) are sold during the up to 9 month Offering Period.

Lines of Business	$499,998 Comparative	%	$15,000,000 Maximum	%
Dealership and Dealership Services	0	-	4,000,000	20.00
Financial & Consulting Services	0	-	500,000	3.33
Construction & Energy	398,000	80.00	9,000,000	26.66
E-Sports & Entertainment	0	-	400,000	2.66
Sub Totals	**399,998**		**13,900,000**	
IPO Expenses (Cash Component)	25,000	5.00	50,000	0.33
General & Administrative				
Personnel	0	-	200,000	1.33
Legal Fees	25,000	5.00	25,000	0.18
Accounting	0	-	25,000	0.18
Marketing	0	-	100,000	0.68
Office	0	-	50,000	0.33
Sub-Totals	**50,000**	-	**450,000**	
Working Capital	50,000	10.00	650,000	4.33
Totals	499,998	**100.00**	**15,000,000**	**100.00**

34

Table of Contents

The above table is intended to provide an overview of the contemplated application (or use) of proceeds over time as a function of the success of the Offering's raise and assuming due diligence will have been completed. While there is some discretion as to the specific line items, we are limited (if sourced from proceeds of this public offering) to acquiring the four designated companies (and limited to the following four described compnaies) described in this "Use of Proceeds" and the "Description of Business." In the event we did not acquire one or more of these four companies, we would use those proceeds to acquire and/or support the other specified companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 22, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
1900 E. Golf Road
Suite 950
Schaumburg, IL 60173

Re: McGraw Conglomerate Corporation
Amendment No. 8 to
Offering Statement on Form 1-A
Filed November 9, 2017
File No. 024-10657

Dear Mr. McGraw:

We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Part I
Item 2. Issuer Eligibility

1. We refer to Rule 251(b)(3) and comment 1 from our letter dated September 25, 2017. Your revised disclosures now indicate that you are proposing to conduct a best efforts offering that is not conditioned on a minimum amount and that you will retain all proceeds. Your revised disclosure on the cover page also no longer states that the proceeds will be "limited" to the four specifically enumerated companies, and your first risk factor on page 15 continues to indicate that management has the authority to pursue alternative companies. Accordingly, we cannot agree that you either have a specific business plan or that your business plan is not to acquire unidentified companies. Please

Kinney L. McGraw
McGraw Conglomerate Corporation
November 22, 2017
Page 2

revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your filing.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.